FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2006


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the  registrant by furnishing  the  information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



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Information furnished on this form:

Announcement, dated June 30, 2006, by the Registrant regarding the Appointment of Independent Non-Executive Director




                                    EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1      Announcement, dated June 30, 2006, by the Registrant regarding    5
         the Appointment of Independent Non-Executive Director

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: July 5, 2006                    By:  /s/ Peter Jackson
                                           ------------------------
                                           Peter Jackson
                                           Chief Executive Officer

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               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]

                (Incorporated in Bermuda with limited liability)
                               (STOCK CODE: 1135)

               APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

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  With effect from 30 June 2006, Mr. James Watkins ("Mr. Watkins") has been appointed as an Independent Non-executive Director, the Chairman of Remuneration Committee and a member of Audit Committee of the Company.
-------------------------------------------------------------------------------

The board of directors (the "Board") of Asia Satellite Telecommunications Holdings Limited (the "Company", together with its subsidiaries, the "Group") announces that Mr. Watkins has been appointed as an Independent Non-executive Director ("INED"), the Chairman of Remuneration Committee and a member of the Audit Committee with effect from 30 June 2006. Mr. Watkins does not hold any other positions with the Company or any member of the Group.

Mr. Watkins, aged 60, was born in York, England, in 1945 and graduated with first-class honours in law from The University of Leeds in the United Kingdom in 1966. He is currently a Partner and General Counsel of Asia Mezzanine Capital Group, an investment management group based in Hong Kong.

Mr. Watkins qualified as a solicitor in 1969 and was for 20 years a Partner in Linklaters, a leading international English law firm, including eight years as Senior Partner of Linklaters' Hong Kong office. He specialised in the fields of corporate law, corporate finance, international capital markets and international projects and project finance. From 1997 to 2003, he was an Executive Director of Jardine Matheson Holdings Limited and Group General Counsel of the Jardine Matheson Group in Hong Kong.

Mr. Watkins also currently holds non-executive directorships in a few listed public companies including Mandarin Oriental International Limited, which is listed on the London, Singapore and Bermuda Stock Exchanges; Jardine Cycle & Carriage Limited and MCL Land Limited, which are both listed on the Singapore Stock Exchange; Advanced Semiconductor Manufacturing Corporation Limited, which is listed on the Hong Kong Stock Exchange; and Global Sources Limited which is listed on NASDAQ.

The Company and Mr. Watkins have signed a letter of appointment on 28 June 2006. The appointment of Mr. Watkins as an INED of the Company is to fill a casual vacancy. His appointment is from 30 June 2006 until the date of next annual general meeting ("AGM") of the Company. Mr. Watkins will retire at that AGM but be eligible for re-election. At the next AGM it is intended that Mr. Watkins will be nominated for a further term of three years. Mr. Watkins is entitled to a director's fee of HK$100,000 per annum serving as an INED of the Company. Mr. Watkins' service as the Chairman of the Remuneration Committee and a member of the Audit Committee will also be remunerated at a fee to be decided by the Board.

Save as disclosed above, Mr. Watkins does not have any relationship with any other directors, senior management or substantial or controlling shareholder of the Company, nor does he hold any other position with the Company or any of its subsidiaries. As at the date of this announcement, Mr. Watkins does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save for the information disclosed above, Mr. Watkins and the Company are not aware of any information which needs to be disclosed pursuant to any of the requirement of rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company regarding the appointment of Mr. Watkins as an INED of the Company.

The Board would like to take this opportunity to express its warm welcome to Mr. Watkins for joining the Company as an INED.

                                                By Order of the Board
                                                     DENIS LAU
                                                 COMPANY SECRETARY

Hong Kong, 30 June 2006

As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE DIRECTORS:
Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:
Mr. Romain BAUSCH (CHAIRMAN)              Mr. MI Zeng Xin (DEPUTY CHAIRMAN)
Mr. Robert BEDNAREK                       Mr. DING Yu Cheng
Ms. Cynthia DICKINS                       Mr. JU Wei Min
Mr. Mark RIGOLLE                          Mr. KO Fai Wong

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN                         Mr. Robert SZE
Mr. James WATKINS